Exhibit 99.1

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED No. 1	PRINCIPAL AMOUNT: $2,110,000
CUSIP: 22546ECB8

CREDIT SUISSE

Callable Yield Notes

due June 30, 2009

Linked to the Performance of Three U.S. Equities

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the “Branch”), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States.

In addition, the Bank promises to pay Cede & Co. or registered assignees interest on the Note at a rate of 12.00% per annum of the Principal Amount from and including their Issue Date to and including the Maturity Date or Early Redemption Date (as defined on the reverse hereof), as applicable.  Interest will be paid monthly (each, an “Interest Payment Date”), commencing on September 30, 2008 and ending on the Maturity Date or Early Redemption Date, as applicable.  If any such Interest Payment Date is not a Business Day, interest will be payable on the next succeeding day that is a Business Day, unless that day

F-1

is in the next calendar month, in which case that Interest Payment Date will be the first preceding day that is a Business Day.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.  All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

This Note shall not be entitled to any benefit under the Indenture, or be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE,
acting through its Nassau branch

By:
Name:
Title: Authorized Signatory

By:
Name:
Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: June 30, 2008
THE BANK OF NEW YORK, as Trustee

By:
Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE

Callable Yield Notes

due June 30, 2009

Linked to the Performance of Three U.S. Equities

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

This Note is one of a series designated as the Callable Yield Notes due June 30, 2009 Linked to the Performance of Three U.S. Equities.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and is issuable only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, in the manner and subject to the limitations provided in the Indenture.

This Note will not be subject to any sinking fund and will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

This Note will mature on June 30, 2009 (the “Maturity Date”); provided, that if a Market Disruption Event (as defined below) exists on the Valuation Date (as defined below), as determined by the Calculation Agent (as defined below), the Maturity Date will be the later of June 30, 2009 and the three business days following the day on which the Final Price (as defined below) for each Reference Share (as defined below) is calculated.  No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

The Company, acting through the Branch, may redeem this Note, in whole but not in part, on any Interest Payment Date by giving at least five business days’ notice (the “Early Redemption Date”).  If the Company exercises it redemption right, on the Early Redemption Date, the holders of this Note will receive an amount equal to 100% of the Principal Amount of this Note plus any accrued and unpaid interest (the “Early Redemption Amount”).

Unless previously redeemed by the Company, acting through the Branch, on the Maturity Date, upon delivery of this Note to the Paying Agent, the amount of cash deliverable in respect of this Note (the “Redemption Amount”) will be calculated as follows:

•      If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of your securities.

•      If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of your securities multiplied by 1 plus the percentage change, subject to a maximum of zero, from the Initial Share Price to the Final Share Price of the Lowest Performing Reference Share.

As used herein, the following terms have the following definitions:

(i)            the “Knock-in Level” means, for each of the Goldman Sachs Group, JPMorgan Chase & Co. and the American International Group, $96.45, $19.99 and $14.11, respectively;

(ii)           a “Business Day” means any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close;

(iii)          the “Closing Price” means, for any Reference Share on any relevant Share Business Day, the price of such Reference Share as determined by the Calculation Agent by reference to the closing sale price (or, if no closing sale price is reported, the last reported sale price) of such security on the Exchange on such date;

(iv)          the “Exchange” means the New York Stock Exchange;

(v)           the “Final Share Price” means, in respect of a Reference Share, the Closing Price of such Reference Share on the Valuation Date;

(vi)          the “Initial Share Price” means $181.98 for the Goldman Sachs Group, $37.72 for JPMorgan Chase & Co. and $14.11 for the American International Group;

(vii)         a “Knock-In Event occurs” if the price of any Reference Share reaches or falls below the Knock-in Level for such Reference Share, at any time on any day, from and including the Trade Date to and including the Valuation Date;

(viii)        the “Lowest Performing Reference Share” is the Reference Share for which the lowest value is obtained from the following equation: (Final Share Price – Initial Share Price) / Initial Share Price;

(ix)           a “Market Disruption Event” means, in respect of any Reference Share, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (a) the Reference Shares or (b) any options or futures contracts, or any options on such futures contracts, relating to the Reference Shares.

For purposes of determining whether a market disruption event has occurred for the references shares: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange; (2) a decision permanently to discontinue trading in the relevant options or futures contract will not constitute a market disruption event; (3) limitations pursuant to New York Stock Exchange Rule 80A—Index Arbitrage Trading Restrictions (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the SEC of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a market disruption event; (4) a suspension of trading in an options contract on the Reference Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to the Reference Shares notwithstanding that such suspension or material limitation is less than two hours; (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the Reference Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances; and (6) a “suspension or material limitation” on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under New York Stock Exchange Rule 80A or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, NASDAQ, any other self-regulatory organization or the SEC of a similar scope or as a replacement for Rule 80A, as determined by the Calculation Agent) and will not include any time when such exchange or market is closed for trading as part of such exchange’s or market’s regularly scheduled business hours.

(x)            the “Reference Shares” means, collectively, the Goldman Sachs Group (as reported on Bloomberg page “GS US <Equity>”), JPMorgan Chase & Co. (as reported on Bloomberg page “JPM US <Equity>”) and the American International Group (as reported on Bloomberg page “AIG US <Equity>”); and the term “Reference Share” means each such share, individually;

(xi)           a “Share Business Day” means any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a day on which trading is generally conducted on the Exchange, other than a day on which the Exchange is scheduled to close prior to its regular weekday closing time;

(xii)          the “Trade Date” means June 23, 2008;

(xiii)         the “Valuation Date” means June 23, 2009, subject to postponement if a market disruption event occurs on this date;

(xiv)        all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

Payment of the Redemption Amount due on the Maturity Date or Early Redemption Amount due on the Early Redemption Date will be made in immediately available funds upon surrender of this Note at the office or agency of the Paying Agent, or at the office or agency of such other Paying Agent as the Bank may determine.

Antidilution Adjustments

General

The Calculation Agent will adjust the initial share price of any reference share (and, in turn, the knock-in level for any such reference share) and the redemption amount if certain corporate actions and other events described below, each of which we refer to as an adjustment event, occur with respect to the issuer of any such reference share, and the Calculation Agent determines that such adjustment event has a diluting or concentrative effect on the theoretical value of any such reference share.

Upon the occurrence of an adjustment event that the Calculation Agent determines has a diluting or concentrative effect on the theoretical value of any reference share, for purposes only of determining whether the trading price of such reference share is less than or equal to the corresponding knock-in level on each day from and including the trade date to and including the valuation date, the Calculation Agent will adjust the initial share price for such reference share and, in turn, adjust the corresponding knock-in level. The Calculation Agent will, except as set forth below in the case of a merger event (as defined below) or a tender offer (as defined below), use the adjusted initial share price to calculate the redemption amount as set forth above under “—Redemption Amount.”

The Calculation Agent will typically adjust the initial share price according to the following formula:

adjusted initial share price = initial share price x	(	prior initial share price	)
adjusted initial share price

We describe below how certain adjustment events may lead to adjustments to the initial share price of a reference share and, in turn, the corresponding knock-in level. The adjustments described below do not cover all events that could affect the value of the securities. We describe the risks relating to dilution above under “Risk Factors—Antidilution protection is limited.”

The Calculation Agent will also replace a reference share with a replacement share following certain reorganization events relating to the issuer of such reference share. In the event of such reorganization event, you will become subject to the closing price risk of the replacement share.

Adjustments

If an adjustment event occurs with respect to any reference share at any time on or prior to the valuation date and the Calculation Agent determines that the event has a dilutive or concentrative effect on the theoretical value of such reference share, the Calculation Agent will adjust the initial share price of such reference share and, in turn, the corresponding knock-in level as the Calculation Agent determines appropriate to account for that dilutive or concentrative effect (except upon the occurrence of certain reorganization events, in which case the maturity date of the securities will be accelerated). The Calculation Agent will also determine the effective date of the adjustment event, and the replacement of the reference shares, if applicable, in the event of consolidation or merger. Upon making any such adjustment, the Calculation Agent will give notice as soon as practicable to The Bank of New York, as successor to JPMorgan Chase Bank, N.A., as trustee, which will provide notice of such dilution adjustment to the registered holders of the securities in the manner set forth below.

If more than one adjustment event occurs with respect to a reference share, the Calculation Agent will make an adjustment to the initial share price (and the resulting adjustment to the corresponding knock-in level) of such reference share for each adjustment event in the order in which it occurs, and on a cumulative basis. Accordingly, having adjusted the initial share price (and the corresponding knock-in level) of a reference share for the first such adjustment event, the Calculation Agent will then adjust such initial share price (and the corresponding knock-in level) for the second adjustment event, applying the required adjustment to the previously adjusted initial share price, and so on for each subsequent adjustment event. The redemption amount will be calculated as set forth above under “Redemption Amount” using the initial share price as adjusted for the final adjustment event.

The Calculation Agent will not have to adjust the initial share price of a reference share (or any resulting adjustment to the corresponding knock-in level) for any adjustment event unless the adjustment would result in a change to such initial share price of at least 0.1%. The initial share price resulting from any adjustment would be rounded up or down, as appropriate, to the nearest cent, with one-half cent being rounded upwards; provided that the value of the initial share price prior to rounding will be used to calculate the resulting adjustment to the corresponding knock-in level.

If an adjustment event requiring an antidilution adjustment occurs, the Calculation Agent will make any adjustments with a view to offsetting, to the extent practical, any change in your economic position relative to the securities that results solely from that event. The Calculation Agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

The Calculation Agent has sole discretion in making all determinations with respect to antidilution adjustments, including any determination regarding whether an adjustment event requiring an antidilution adjustment has occurred with respect to a reference share, the nature of the adjustment required and how such adjustment will be made. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the Calculation Agent. Because the Calculation Agent is an affiliate of ours, potential conflicts of interest may exist between the Calculation Agent and you with respect to such determinations. Upon your written request, the Calculation Agent will provide information about any adjustments it makes.

Events requiring an antidilution adjustment

The following is a list of adjustment events that may require an antidilution adjustment:

a)     a subdivision, consolidation or reclassification of any reference share or a free distribution or dividend of any reference share to existing holders of such reference share by way of bonus, capitalization or similar issue;

b)    a dividend or other distribution to existing holders of any reference share of (i) shares of such reference shares, (ii) other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of such reference share or (iii) any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

c)     the declaration by the issuer of any reference share of an extraordinary or special dividend or other distribution whether in cash or shares of such reference share or other assets;

d)    a repurchase of its common stock by the issuer of any reference share whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

e)     a consolidation of the issuer of any reference share with another company or merger of the issuer of any reference share with another company;

f)     any other similar event that may have a dilutive or concentrative effect on the value of any reference share.

Certain adjustment events are discussed in greater detail below.

Stock splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. As a result of a stock split, each outstanding share will be worth less.

If, on or prior to the valuation date, any reference share is subject to a stock split, the Calculation Agent will adjust the initial share price of such reference share to equal the product of (i) the “prior initial share price” for such reference share—i.e., the initial share price of such reference share before that adjustment—multiplied by (ii) the quotient of (x) the number of shares of such reference share outstanding immediately prior to the stock split being effective divided by (y) the number of share of such reference share outstanding immediately after the stock split being effective.

Reverse stock splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. As a result of a reverse stock split, each outstanding share will be worth more.

If, on or prior to the valuation date, any reference share is subject to a reverse stock split, the Calculation Agent will adjust the initial share price of such reference share to equal the product of (i) the prior initial share price of such reference share multiplied by (ii) the quotient of (x) the number of shares of such reference share outstanding immediately prior to the reverse stock split being effective divided by (y) the number of shares of such reference share outstanding immediately after the reverse stock split being effective.

Stock dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. As a result of a stock dividend, each outstanding share will be worth less.

If, on or prior to the valuation date, any reference share is subject to a stock dividend payable in shares of such reference share, then the Calculation Agent will adjust the initial share price of such reference share to equal the product of (i) the prior initial share price of such reference share multiplied by (ii) the quotient of (x) the number of shares of such reference share outstanding immediately prior to the stock dividend being effective divided by (y) the number of shares of such reference share outstanding immediately after the stock dividend being effective.

Other dividends and distributions

If the issuer of any reference share declares a dividend to be distributed to holders of record of such reference share as of a date falling in the period that begins on the day immediately following the valuation date and ends on the day immediately prior to the maturity date, any such dividend will not be paid to holders.

The Calculation Agent will not make any adjustment to the initial share price (and the corresponding knock-in level) to reflect any dividends or distributions paid with respect to any reference share on or prior to the valuation date other than (i) stock dividends described above; (ii) issuances of transferable rights and warrants as described in “—Transferable rights and warrants” below; and (iii) extraordinary dividends as described below.

A dividend or other distribution with respect to any reference share will be deemed to be an “extraordinary dividend” if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for such reference share by an amount equal to at least 10% of the market price of such reference share on the business day before the ex-dividend date for the extraordinary dividend. The “ex-dividend date” for any dividend or other distribution is the first day on which the reference share subject to the dividend or other distribution trades without the right to receive that dividend or distribution. If an extraordinary dividend occurs, the Calculation Agent will adjust the initial share price of such reference share to equal the product of (i) the prior initial share price of such reference share multiplied by (ii) a fraction, the numerator of which is the amount by which the market price of such reference share on the business day before the ex-dividend date exceeds the extraordinary dividend adjustment amount (defined below) and the denominator of which is the market price of such reference share on the business day before the ex-dividend date. The “extraordinary dividend adjustment amount” with respect to an extraordinary dividend for the relevant reference shares equals: (i) for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of such reference share minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for such reference share, or (ii) for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent. A distribution on any reference share that is a dividend payable in shares of such reference share, an issuance of rights or warrants or a spin-off event that is also an extraordinary dividend will result in an adjustment to the initial share price of such reference share and, if necessary, the redemption amount only as described in “—Stock dividends” above, “—Transferable rights and warrants” below or “—Reorganization events” below, as the case may be, and not as described here.

Transferable rights and warrants

If the issuer of any reference share issues transferable rights or warrants to all holders of such reference share to subscribe for or purchase shares of such reference share at an exercise price per share that is less than the market price of such reference share on the business day before the date on which such transferable rights or warrants are issued, then the initial share price of such reference share will be adjusted by multiplying the prior initial share price of such reference share by the following fraction:

a)              the numerator will be the sum of (x) the number of shares of such reference share outstanding at the close of business on the day before the date on which such transferable rights or warrants are issued and (y) the product of (A) the total number of additional shares of such reference share offered for subscription or purchase under the transferable rights or warrants and (B) the exercise price of those transferable rights or warrants divided by the market price of such reference share on the business day before the date on which such transferable rights or warrants are issued; and

b)             the denominator will be the sum of the number of shares of such reference share outstanding at the close of business on the day before the date on which such transferable rights or warrants are issued and the total number of additional shares of such reference share offered for subscription or purchase under those transferable rights or warrants.

Reorganization events

Each of the following may constitute a reorganization event with respect to a reference share: (i) any reference share is reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by the issuer of such reference share, (ii) the issuer of any reference share has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all outstanding shares of such reference share are exchanged for or converted into other property, (iii) a statutory share exchange involving the outstanding shares of a reference share and the securities of another entity occurs (other than as part of an event described above), (iv) the issuer of any reference share issues to all of its shareholders equity securities of an issuer other than the issuer of such reference share (other than as part of an event described above) (a “spinoff stock”); (v) the issuer of any reference share sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity (each of the events above, a “merger event”), (vi) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than a majority of the outstanding shares of such reference share, as determined by the Calculation Agent (a “tender offer”); (vii) the relevant exchange announces that, pursuant to the rules of such exchange, such reference share ceased (or will cease) to be listed, traded or publicly quoted on it for any reason (other than a merger event or tender offer) and is not immediately re-listed, re-traded or re-quoted on another major United States exchange or quotation system (a “delisting event”); and (viii) the issuer of such reference share is liquidated, dissolved or wound up or is subject to proceeding under any applicable bankruptcy, insolvency or other similar law (an “insolvency”).

Adjustments for reorganization events

If (i) a merger event occurs with respect to a reference share and a holder of the shares of such reference share that makes no election, vote or decision in connection with such merger event would receive as full or partial consideration ordinary or common shares of any issuer (other than any reference share) that are publicly quoted, traded or listed on any major United States exchange or quotation system (“new shares”), (ii) a tender offer occurs with respect to a reference share and a holder of shares of such reference share can elect to receive new shares as full or partial consideration in respect of such tender offer, (iii) a merger event occurs and the consideration in respect of such event does not consist in full or in part of new shares, or (iv) a tender offer occurs and a holder of shares of such reference share would not be able to elect to receive in full or in part any new shares as consideration in respect of such tender offer, then the Calculation Agent, in its sole discretion without consideration for the interests of investors, will either (a) replace such reference share with a replacement share and set the initial share price of the replacement share so that the ratio of the trading price of such replacement share on the first trading day following the approval date to the initial share price for such replacement share equals the ratio of the trading price of the original reference share immediately prior to the occurrence of the merger event or tender offer, as the case may be, to the original initial share price for such reference share or (b) not adjust the initial share price for such reference share and deem the final share price and the trading price (whether intra-day or at the close of business, as applicable) of such reference share to be equal to the transaction value.

The “approval date” is the closing date of a merger event or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain, the relevant percentage of shares of such reference share. The “transaction value” will equal the sum of (i) for any cash received in the merger event or tender offer, the amount of cash received per share of such reference share, (ii) for any property other than cash or new shares received in the merger event or tender offer, an amount equal to the market value on the approval date of that property received per share of such reference share, as determined by the Calculation Agent in the manner deemed to be appropriate by the Calculation Agent in its sole discretion, and (iii) for any new shares received in the merger event or tender offer, an amount equal to (x) the closing price per share of the new shares on the valuation date or the price per share of the new shares at the applicable time during regular trading hours on the remaining business days during the observation period, as the case may be, multiplied by (y) the number of new shares received for each share of such reference share.

If (i) a merger event or tender offer described in the second preceding paragraph occurs, as a result of which a holder would receive new shares with respect to any reference share and (ii) the Calculation Agent uses the transaction value to determine the final share price and the trading price of such reference share, the Calculation Agent will make further adjustments for later events that affect the components of such transaction value. The Calculation Agent will do so to the same extent that it would make adjustments if the common stock of the issuer of the reference share affected by the original reorganization event were outstanding and was affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the transaction value, the required adjustment will be made with respect to that component alone.

For the purposes of making an adjustment required by a reorganization event, if a holder of the common stock of the issuer of a reference share may elect to receive different types or combinations of types of property in the reorganization event, such property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the Calculation Agent.

If a reorganization event occurs, the property distributed in the event will be substituted for the common stock of the issuer of the reference share as described above. Consequently, references to the common stock of the issuer of the reference share mean any property that is distributed in a reorganization event and comprises the adjusted redemption amount. Similarly, references to the issuer of the reference share mean any successor entity in a reorganization event.

In the event that we (with the prior written approval of the Calculation Agent) or the Calculation Agent determine that an adjustment should be made to the initial share price of any reference share as a result of one or more events or circumstances not otherwise described above (even if such event or circumstance is specifically excluded from the operation of the provisions described above), we shall at our own expense and acting reasonably request the Calculation Agent to determine as soon as practicable what adjustment (if any) is fair and reasonable to take account thereof.

If, with respect to any reference share, (i) a delisting event occurs, or (ii) an insolvency occurs, then the Calculation Agent, in its sole discretion without consideration for the interests of investors, will either (a) replace such reference share with a replacement share and set the initial share price of the replacement share so that the ratio of the trading price of such replacement share on the first trading day following the announcement date to the initial share price for such replacement share equals the ratio of the trading price of the original reference share immediately prior to the occurrence of the delisting event or insolvency, as the case may be, to the original initial share price for such reference share or (b) not adjust the initial share price for such reference share and deem the final share price and the trading price of such reference share to be equal to the trading price immediately prior to the occurrence of the delisting event or insolvency, as the case may be. The “announcement date” means, in the case of a delisting event, the day of the first public announcement by the relevant exchange that the reference share will cease to trade or be publicly quoted on such exchange, or, in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency of the issuer of such reference share.

Following a reorganization event in which a replacement share is selected, such replacement share may be subject to adjustments as described above under “Antidilution adjustments.”

We will, or will cause the Calculation Agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the effective date of any reorganization event, of the replacement share issuer, the replacement share and the initial share price for such replacement share, as well as the reference share so replaced.

The duties of the Calculation Agent in determining whether a reorganization event has occurred, selecting any replacement share, determining the transaction value and/or determining the trading price of a reference share could conflict with your interests.

Events of Default

In case an event of default (as defined in the Indenture) with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of this Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company’s other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent.

This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

The Indenture permits the Company, acting through the Branch, and the Trustee to amend or supplement the Indenture or the Securities of a series without notice to or the consent of any holder of such Securities in certain circumstances.  With certain exceptions as therein provided, the Indenture permits the amendment thereof and the modification of the rights and obligations of the Company, acting through the Branch, and the rights of the holders of the Securities of each series to be affected under the Indenture at any time by the Company, acting through the Branch, and a majority in aggregate principal amount of the Securities at the time Outstanding of each series affected thereby.  The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Securities of any series at the time Outstanding, on behalf of the holders of all Securities of such series, to waive compliance by the Company, acting through the Branch, with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

The holder of this Note may not enforce such holder’s rights pursuant to the Indenture or the Notes except as provided in the Indenture.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of Authorized Denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in this Note, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

The Calculation Agent for the Note (the “Calculation Agent”) is Credit Suisse International.  All calculations and determinations of the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company, acting through the Branch, and the beneficial owners of this Note, absent manifest error.  The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount on this Note in the manner, at the time and place, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company, acting through the Branch, and the registered Holder of this Note.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:

NOTICE:The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.